Form 10-K, Exhibit 13
period 2004-12-31
FNBH BANCORP INC
filed 2005-03-16
CIK 943119

EXHIBIT 13

FNBH BANCORP, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2004 and 2003

(With Independent Auditors’ Reports Thereon)

FNBH BANCORP, INC. AND SUBSIDIARIES

BDO Seidman, LLP Accountants and Consultants	99 Monroe Avenue N.W., Suite 800 Grand Rapids, Michigan 49503-2654 Telephone: (616) 774-7000 Fax: (616) 776-3680

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
FNBH Bancorp, Inc.
Howell, MI

We have audited the accompanying consolidated balance sheet of FNBH Bancorp, Inc. and subsidiaries as of December 31, 2004 and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FNBH Bancorp, Inc. and subsidiaries at December 31, 2004, and the results of their operations and their cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Grand Rapids, Michigan
February 28, 2005

KPMG LLP
Suite 1200
150 West Jefferson
Detroit, MI 48226-4429

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
FNBH Bancorp, Inc.:

We have audited the consolidated balance sheet of FNBH Bancorp, Inc. and subsidiaries (Corporation) as of December 31, 2003 and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FNBH Bancorp, Inc. and subsidiaries as of December 31, 2003 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

     January 16, 2004

FNBH BANCORP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets
Cash and due from banks	$12,157,948	$16,035,121
Short term investments	5,680,395	16,848,371

Total cash and cash equivalents	17,838,343	32,883,492

Certificates of deposit	6,091,000	1,553,000
Investment securities held to maturity, net (fair value of $16,705,640 at December 31, 2004 and $16,006,625 at December 31, 2003)	16,009,337	15,051,293
Investment securities available for sale, at fair value	30,775,695	26,787,863
Mortgage-backed securities available for sale, at fair value	16,432,188	12,513,486
FHLBI and FRB stock, at cost	1,130,650	1,082,750

Total investment securities	64,347,870	55,435,392

Loans:
Commercial	286,940,773	278,002,975
Consumer	36,077,528	34,995,478
Real estate mortgage	34,358,613	34,087,202

Total loans	357,376,914	347,085,655
Less allowance for loan losses	(6,399,949)	(5,958,375)

Net loans	350,976,965	341,127,280
Premises and equipment, net	11,086,901	11,910,399
Land and facilities held for sale, net	95,680	1,400,290
Other real estate owned, held for sale	735,000	65,000
Accrued interest and other assets	5,431,302	5,443,555

Total assets	$456,603,061	$449,818,408

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Demand (non-interest bearing)	$71,785,184	$69,233,515
NOW	49,206,656	46,056,749
Savings and money market	147,298,849	140,639,653
Time deposits	128,593,689	137,174,926
Brokered certificates of deposit	2,378,532	5,968,458

Total deposits	399,262,910	399,073,301
Other borrowings	8,066,836	5,327,708
Accrued interest, taxes, and other liabilities	3,557,267	4,181,918

Total liabilities	410,887,013	408,582,927
Stockholders’ Equity
Common stock, no par value. Authorized 4,200,000 shares; 3,179,654 shares issued and outstanding at December 31, 2004 and 3,168,931 shares issued and outstanding at December 31, 2003	6,009,181	5,725,898
Retained earnings	39,430,621	35,425,699
Deferred directors’ compensation	455,481	—
Unearned long term incentive plan	(151,048)	(222,652)
Accumulated other comprehensive income, net	(28,187)	306,536

Total stockholders’ equity	45,716,048	41,235,481

Total liabilities and stockholders’ equity	$456,603,061	$449,818,408

See accompanying notes to consolidated financial statements.

FNBH BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Income

December 31, 2004, 2003, and 2002

	2004	2003	2002
Interest and dividend income:
Interest and fees on loans	$22,137,252	$22,666,583	$23,040,432
Interest and dividends on investment securities:
U.S. Treasury and agency securities	1,667,506	975,069	1,188,802
Obligations of states and political subdivisions	747,483	770,269	836,703
Corporate bonds	125,381	188,463	365,785
Other securities	51,278	41,759	61,650
Interest on short term investments	166,978	104,818	58,618
Interest on certificates of deposit	95,832	109,201	177,677

Total interest and dividend income	24,991,710	24,856,162	25,729,667

Interest expense:
Interest on deposits	5,217,598	5,757,465	7,440,794
Interest on other borrowings	388,268	409,389	576,449

Total interest expense	5,605,866	6,166,854	8,017,243

Net interest income	19,385,844	18,689,308	17,712,424

Provision for loan losses	1,190,000	1,270,000	625,000

Net interest income after provision for loan losses	18,195,844	17,419,308	17,087,424

Noninterest income:
Service charges and other fee income	3,318,666	3,136,077	2,973,691
Trust income	246,950	287,344	202,595
Gain on sale of loans	68,881	373,516	415,454
Gain on sale/call of investments	—	3,823	36,570
Other	475,560	73,376	(7,710)

Total noninterest income	4,110,057	3,874,136	3,620,600

Noninterest expense:
Salaries and employee benefits	7,236,801	7,048,376	6,445,184
Net occupancy expense	1,115,030	957,710	890,605
Equipment expense	864,604	1,008,275	866,409
Professional and service fees	1,622,399	1,223,346	1,276,489
Printing and supplies	302,032	291,103	327,284
Advertising	221,618	304,589	348,572
Other	1,924,166	2,014,711	1,621,000

Total noninterest expense	13,286,650	12,848,110	11,775,543

Income before federal income taxes	9,019,251	8,445,334	8,932,481

Federal income taxes	2,728,156	2,554,437	2,628,650

Net income	$6,291,095	$5,890,897	$6,303,831

Per share statistics:
Basic EPS	$1.98	$1.86	$2.00
Diluted EPS	$1.97	$1.86	$2.00
Dividends	$0.720	$0.680	$0.628
Basic average shares outstanding	3,185,025	3,162,836	3,152,739
Diluted average shares outstanding	3,186,142	3,162,836	3,152,739

See accompanying notes to consolidated financial statements.

FNBH BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

and Comprehensive Income

December 31, 2004, 2003, and 2002

					Accumulated
			Deferred	Unearned	Other
	Common	Retained	Directors’	Long Term	Comprehensive
	Stock	Earnings	Compensation	Incentive Plan	Income (Loss)	Total
Balances at December 31, 2001	$5,246,770	$27,361,215	$—	$(231,143)	$26,961	$32,403,803

Issued 5,246 shares for long term incentive plan	109,799			(109,799)		—
Amortization of long term incentive plan				93,660		93,660
Issued 3,988 shares for employee stock purchase plan	70,428					70,428
Issued 686 shares for current directors’ fees	14,483					14,483
Issued 1,128 shares for directors’ variable fee plan	23,609					23,609
Comprehensive income:
Net income		6,303,831				6,303,831
Change in unrealized gain on investment securities available for sale, net of tax effect					648,997	648,997

Total comprehensive income						6,952,828
Cash dividends ($0.628 per share)		(1,979,197)				(1,979,197)

Balances at December 31,2002	5,465,089	31,685,849	—	(247,282)	675,958	37,579,614

Issued 4,482 shares for long term incentive plan	110,137			(110,137)		—
Amortization of long term incentive plan				134,767		134,767
Issued 4,055 shares for employee stock purchase plan	88,722					88,722
Issued 907 shares for current directors’ fees	21,954					21,954
Issued 1,689 shares for directors’ variable fee plan	39,996					39,996
Comprehensive income:
Net income		5,890,897				5,890,897
Change in unrealized loss on investment securities available for sale, net of tax effect					(369,422)	(369,422)

Total comprehensive income						5,521,475
Cash dividends ($0.68 per share)		(2,151,047)				(2,151,047)

Balances at December 31, 2003	5,725,898	35,425,699	—	(222,652)	306,536	41,235,481

Issued 4,261 shares for long term incentive plan	115,985			(115,985)		—
Amortization of long term incentive plan				184,530		184,530
146 shares from long term incentive plan forfeited	(3,059)			3,059		—
Issued 4,352 shares for employee stock purchase plan	109,521					109,521
Issued 794 shares for current directors’ fees	22,791					22,791
Issued 1,179 shares for directors’ variable fee plan	32,092					32,092
Issued 283 shares for deferred directors’ fees	5,953					5,953
Director’s deferred compensation (590 stock units)			18,270			18,270
Reclassification of directors’ deferred compensation (19,321 stock units)			437,211			437,211
Comprehensive income:
Net income		6,291,095				6,291,095
Change in unrealized loss on investment securities available for sale, net of tax effect					(334,723)	(334,723)

Total comprehensive income						5,956,372
Cash dividends ($0.72 per share)		(2,286,173)				(2,286,173)

Balances at December 31, 2004	$6,009,181	$39,430,621	$455,481	$(151,048)	$(28,187)	$45,716,048

See accompanying notes to consolidated financial statements.

FNBH BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

December 31, 2004, 2003, and 2002

	2004	2003	2002
Cash flows from operating activities:
Net income	$6,291,095	$5,890,897	$6,303,831
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,190,000	1,270,000	625,000
Depreciation and amortization	1,014,720	992,986	897,800
Deferred income tax expense (benefit)	159,167	(118,597)	(1,300)
Net amortization (accretion) on investment securities	(16,031)	126,508	239,341
Earned portion of long term incentive plan	184,530	134,767	93,660
Shares issued for current directors’ compensation	54,883	61,950	38,092
Shares earned for deferred directors’ compensation	24,223	—	—
Gain on sale/call of investments	—	(3,823)	(36,570)
Gain on sale of loans	(68,881)	(373,516)	(415,454)
Proceeds from sale of loans	11,285,139	23,486,120	30,465,662
Origination of loans held for sale	(10,541,000)	(22,524,120)	(30,948,790)
Gain on the sale of other real estate owned, held for sale	(98,850)	(22,710)	—
Proceeds from sale of other real estate owned, held for sale	990,652	760,916	546,812
Proceeds from sale of land and facilities held for sale	1,503,016	—	—
Gain on sale of land and facilities held for sale	(42,716)	—	—
Loss on disposal of equipment	—	8,958	4,518
(Increase) decrease in accrued interest income and other assets	(135,314)	48,167	(672,538)
Increase (decrease) in accrued interest, taxes, and other liabilities	(29,240)	906,988	17,599

Net cash provided by operating activities	11,765,393	10,645,491	7,157,663

Cash flows from investing activities:
Purchases of available for sale securities	(36,556,566)	(22,783,210)	(6,035,081)
Purchases of held to maturity securities	(4,776,698)	(234,270)	(203,250)
Purchases/stock dividend FHLBI stock	(47,900)	(38,500)	(211,500)
Proceeds from maturities and calls of available for sale securities	24,500,000	3,500,000	4,390,000
Proceeds from sales of available for sale securities	—	—	7,788,508
Proceeds from mortgage-backed securities paydowns-available for sale	3,660,069	5,977,649	5,061,306
Proceeds from maturities and calls of held to maturity securities	3,820,125	2,046,100	1,316,175
Proceeds from mortgage-backed securities paydowns-held to maturity	—	26,028	51,835
Purchases of certificates of deposit	(5,993,000)	(1,187,000)	—
Maturity of certificates of deposit	1,455,000	3,514,000	2,037,000
Purchase of loans	(6,279,807)	(3,000,000)	(3,116,728)
Net increase in loans	(6,996,938)	(18,662,903)	(38,059,057)
Capital expenditures	(346,912)	(2,655,515)	(2,052,498)

Net cash used in investing activities	(27,562,627)	(33,497,621)	(29,033,290)

Cash flows from financing activities:
Net increase in deposits	3,779,535	19,032,632	22,403,461
Increase (decrease) in brokered certificates of deposit	(3,589,926)	5,968,458	—
Payments on FHLBI note	(260,872)	(241,547)	(223,656)
Proceeds from issuance of short term debt	3,000,000	—	—
Dividends paid	(2,286,173)	(2,151,047)	(1,979,197)
Shares issued for employee stock purchase plan	109,521	88,722	70,428

Net cash provided by financing activities	752,085	22,697,218	20,271,036

Net decrease in cash and cash equivalents	(15,0415,149)	(154,912)	(1,604,591)

Cash and cash equivalents at beginning of year	32,883,492	33,038,404	34,642,995

Cash and cash equivalents at end of year	$17,838,343	$32,883,492	$33,038,404

Supplemental disclosures:
Interest paid	$5,642,097	$6,168,253	$8,239,097
Federal income taxes paid	2,609,881	2,460,000	2,628,000
Loans transferred to other real estate	1,561,802	95,000	1,285,018
Properties transferred to land and facilities, held for sale	155,690	—	—
Loans charged off	922,078	1,282,563	767,302

See accompanying notes to consolidated financial statements.

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of FNBH Bancorp, Inc. and its wholly owned subsidiaries, First National Bank in Howell (including its wholly owned subsidiary FNBH Mortgage Company, LLC) and H.B. Realty Co. All significant intercompany balances and transactions have been eliminated.

First National Bank in Howell (Bank) is a full-service bank offering a wide range of commercial and personal banking services. These services include checking accounts, savings accounts, certificates of deposit, commercial loans, real estate loans, installment loans, collections, traveler’s checks, night depository, safe deposit box, U.S. Savings Bonds, and trust services. The Bank serves primarily five communities – Howell, Brighton, Green Oak Township, Hartland, and Fowlerville – all of which are located in Livingston County, Michigan. The Bank is not dependent upon any single industry or business for its banking opportunities.

H.B. Realty Co. was established on November 26, 1997 to purchase land for a future branch site of the Bank and to hold title to other Bank real estate when it is considered prudent to do so.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accounting and reporting policies of FNBH Bancorp, Inc. and subsidiaries (Corporation) conform to accounting principles generally accepted in the United States of America and to general practice within the banking industry. The following is a description of the more significant of these policies.

(a)	Brokered Certificates of Deposit

Brokered certificates of deposit are purchased periodically from other financial institutions in denominations of less than $100,000. These investments are fully insured by the FDIC. Brokered CD’s are not marketable, and there is a penalty for early withdrawal.

(b)	Investment and Mortgage-Backed Securities

Investment securities held to maturity are those securities which management has the ability and positive intent to hold to maturity. Investment securities held to maturity are stated at cost, adjusted for amortization of premium and accretion of discount.

Investment securities that we may not hold until maturity are accounted for as securities available for sale and are stated at fair value, with unrealized gains and losses, net of income taxes, reported as a separate component of other comprehensive income until realized.

Trading account securities are carried at fair value. Realized and unrealized gains or losses on trading securities are included in noninterest income. The Bank holds no securities under the trading classification.

Gains or losses on the sale of securities are computed based on the adjusted cost of the specific security.

Management reviews impairments and records other-than-temporary impairments, if any, as a component of noninterest income.

(c)	Loans

Loans are stated at their principal amount outstanding, net of an allowance for loan losses and unearned discount. Interest on loans is accrued daily based on the outstanding principal balance. Loan origination fees

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

and certain direct loan origination costs are deferred and recognized over the lives of the related loans as an adjustment of the yield. Net unamortized deferred loan fees amounted to $1,006,000 and $931,000 at December 31, 2004 and 2003, respectively.

The Bank originates real estate mortgage loans for sale to the secondary market and sells the loans with servicing retained. Mortgage loans held for sale are carried at the lower of cost or market, determined on a net aggregate basis. Market is determined on the basis of delivery prices in the secondary mortgage market. When loans are sold, gains and losses are recognized based on the specific identification method.

The total cost of mortgage loans originated and sold is allocated between the loan servicing right and the mortgage loan, based on their relative fair values at the date of origination. The capitalized cost of loan servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue. The Corporation enters into interest rate lock commitments to originate loans at a rate determined prior to funding. Interest rate lock commitments on residential mortgage loans that are intended to be sold are considered to be derivatives. Fair value is based on fees currently charged to enter into similar agreements. At December 31, 2004 and 2003, the fair value of interest rate lock commitments was insignificant.

Mortgage servicing rights which are included in other assets are periodically evaluated for impairment. For purposes of measuring impairment, mortgage servicing rights are stratified based on predominant risk characteristics of the underlying serviced loans. These risk characteristics include loan type, term, year originated, and note rate. Impairment represents the excess of cost of an individual mortgage servicing right’s stratum over its fair value and is recognized through a valuation allowance.
Fair values for individual strata are based on quoted market prices for comparable transactions, if available, or estimated fair value. Estimates of fair value include assumptions about prepayment, default and interest rates, and other factors which are subject to change over time. Changes in these underlying assumptions could cause the fair value of mortgage servicing rights, and the related valuation allowance, to change significantly in the future.

(d)	Allowance for Loan Losses

The allowance for loan losses is based on management’s periodic evaluation of the loan portfolio and reflects an amount that, in management’s opinion, is adequate to absorb probable losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, nonperforming loan levels, the composition of the loan portfolio, and management’s evaluation of the collectability of specific loans, which includes analysis of the value of the underlying collateral. Although the Bank evaluates the adequacy of the allowance for loan losses based on information known to management at a given time, various regulatory agencies, as part of their normal examination process, may require future additions to the allowance for loan losses.

(e)	Nonperforming Assets

The Bank charges off all or part of loans when amounts are deemed to be uncollectible, although collection efforts may continue and future recoveries may occur.

Nonperforming assets are comprised of loans for which the accrual of interest has been discontinued, loans for which the terms have been renegotiated to less than market rates due to a serious weakening of the borrower’s financial condition, loans 90 days past due and still accruing, and other real estate, which has been acquired primarily through foreclosure and is awaiting disposition.

Loans are generally placed on a nonaccrual status when principal or interest is past due 90 days or more and when, in the opinion of management, full collection of principal and interest is unlikely. At the time a loan is

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

placed on nonaccrual status, interest previously accrued but not yet collected is charged against current income. Income on such loans is then recognized only to the extent that cash is received and where future collection of principal is probable.

The Bank considers a loan to be impaired when it is probable that it will be unable to collect all or part of amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at a loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. Interest income on impaired loans is accrued based on the principal amounts outstanding. The accrual of interest is discontinued when an impaired loan becomes 90 days past due.

(f)	Real Estate

Other real estate owned at the time of foreclosure is recorded at the lower of the Bank’s cost of acquisition or the asset’s fair market value, net of disposal cost. Any write-downs at date of acquisition are charged to the allowance for loan losses. Expenses incurred in maintaining assets and subsequent write-downs to reflect declines in value are charged to other expense.

Real estate held for sale is recorded at the lower of carrying amount or estimated fair value less estimated disposal costs. Subsequent declines in estimated fair value and/or disposal costs are recorded as a component of noninterest expense.

(g)	Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization, computed on the straight-line method, are charged to operations over the estimated useful lives of the assets. Estimated useful lives range up to 40 years for buildings, up to 7 years for furniture and equipment and up to 15 years for land improvements.

(h)	Federal Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i)	Stock-Based Compensation

At December 31, 2004 and 2003, the Bank has two stock-based compensation plans, which are described more fully in notes 16 and 17.

(j)	Statements of Cash Flows

For purposes of reporting cash flows, cash equivalents include amounts due from banks, federal funds sold and other short term investments.

(k)	Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, established standards for the reporting and display of comprehensive income and its components (such as changes in unrealized gains and losses on securities available for sale) in a financial statement that is displayed with the same prominence as other financial statements. The Bank reports comprehensive income within the statement of stockholders’ equity and

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

comprehensive income. Comprehensive income includes net income and any changes in equity from nonowner sources that are not recorded in the income statement.

(l)	Earnings Per Share

Basic earnings per common share is calculated by dividing net income by the average number of common shares and deferred director fee stock units outstanding during the year. Diluted earnings per common share is calculated by dividing net income by the average number of common shares and deferred director fee stock units outstanding during the year, plus the effect of common stock equivalents (for example, restricted share rights) that are dilutive.

(m)	Stock Split

The Corporation issued a 2-for-1 stock split, payable July 10, 2002 as a dividend of one share for each share of its stock held of record on July 1, 2002.

(o)	Reclassification

Certain reclassifications of 2003 and 2002 information have been made to conform to the current year presentation.

(2)	Certificates of Deposit

At December 31, 2004, the scheduled maturities of brokered certificates were:

Maturing in 2005	$5,993,000
Maturing in 2008	98,000

$6,091,000

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Investment and Mortgage-Backed Securities

A summary of the amortized cost and approximate fair value of investment and mortgage-backed securities at December 31, 2004 and 2003 follows:

	December 31, 2004				December 31, 2003
		Unrealized	Unrealized			Unrealized	Unrealized
	Amortized	gross	gross	Fair	Amortized	gross	gross	Fair
	cost	gains	losses	value	cost	gains	losses	value
Held to maturity:
Obligations of state and political subdivisions	$16,009,337	$696,303	$—	$16,705,640	$15,051,293	$957,246	$(1,914)	$16,006,625

Total held to maturity	16,009,337	696,303	—	16,705,640	15,051,293	957,246	(1,914)	16,006,625

Available for sale:
U.S Treasury and agency securities	29,975,734	61,903	(299,522)	29,738,115	21,985,556	325,413	(159,966)	22,151,003
Corporate bonds	1,001,104	36,476	—	1,037,580	4,514,599	122,261	—	4,636,860
Mortgage-backed securities	16,270,832	194,770	(33,414)	16,432,188	12,336,459	183,728	(6,701)	12,513,486

Total available for sale	47,247,670	293,149	(332,936)	47,207,883	38,836,614	631,402	(166,667)	39,301,349

Total securities	$63,257,007	$989,452	$(332,936)	$63,913,523	$53,887,907	$1,588,648	$(168,581)	$55,307,974

There were three securities in a continuous loss position for 12 months or more at December 31, 2004, which consisted of an asset-backed security and two agency securities. Because the declines in fair value were due to changes in market interest rates, not in estimated cash flows, no other-than-temporary impairment was recorded at December 31, 2004. The Corporation has both the intent and ability to hold these securities for the time necessary to recover the amortized cost.

The following is a summary of the unrealized losses and fair value of securities available for sale portfolio at December 31, 2004, by length of time that individual securities in each category have been in a continuous loss position:

			December 31, 2004
	Less than 12 months		12 months or more		Total
	Unrealized		Unrealized		Unrealized
	gross	Fair	gross	Fair	gross	Fair
	losses	value	losses	value	losses	value
Available for sale:
U.S. Treasury and agency securities	$(212,126)	$21,264,600	$(87,396)	$2,912,605	$(299,522)	$24,177,205
Mortgage-backed securities	(24,430)	4,771,822	(8,984)	1,064,810	(33,414)	5,836,632

Total available for sale	$(236,556)	$26,036,422	$(96,380)	$3,977,415	$(332,936)	$30,013,837

As of December 31, 2003, there were no investments that had been in a continuous loss position for 12 months or more.

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The amortized cost and approximate fair value of investment and mortgage-backed securities at December 31, 2004 and 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2004		December 31, 2003
	Amortized	Approximate	Amortized	Approximate
	cost	fair value	cost	fair value
Held to maturity:
Due in one year or less	$1,279,805	$1,308,479	$3,115,340	$3,174,341
Due after one year through five years	8,926,155	9,398,970	9,147,796	9,798,561
Due after five years through ten years	1,953,582	2,029,413	2,788,157	3,033,723
Due after ten years	3,849,795	3,968,777	—	—

	$16,009,337	$16,705,640	$15,051,293	$16,006,625

Available for sale:
Due in one year or less	$3,005,150	$2,986,680	$11,505,883	$11,660,092
Due after one year through five years	26,992,032	26,810,797	14,017,622	14,170,240
Due after five years through ten years	979,656	978,218	976,650	957,531

	30,976,838	30,775,695	26,500,155	26,787,863

Mortgage-backed securities	16,270,832	16,432,188	12,336,459	12,513,486

	$47,247,670	$47,207,883	$38,836,614	$39,301,349

Proceeds from sales/calls of available for sale securities totaled approximately $8,000,000, $3,500,000 and $7,789,000 during 2004, 2003, and 2002, respectively; gross realized gains of $0, $4,587 and $43,000 and gross realized losses of $0, $764 and $6,000 were recorded as a result of sales of available-for-sale securities during 2004, 2003, and 2002.

The amortized cost and approximate fair value of investment securities of states (including all their political subdivisions) that individually exceeded 10% of stockholders’ equity at December 31, 2004 and 2003 are as follows:

	2004		2003
	Amortized	Approximate	Amortized	Approximate
	cost	fair value	cost	fair value
State of Michigan	$10,545,620	$10,971,396	$9,183,802	$9,738,000

Investment securities, with an amortized cost of approximately $1,865,000 at December 31, 2004 and $1,848,000 at December 31, 2003, were pledged to secure public deposits and for other purposes as required or permitted by law.

The Bank owns stock in both the Federal Home Loan Bank of Indianapolis (FHLBI) and the Federal Reserve Bank (FRB). The Bank is required to hold stock in the FHLBI equal to 5% of the institution’s borrowing capacity with the FHLBI. The Bank’s investment in FHLBI stock amounted to $1,086,400 and $1,038,500 as of December 31,

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2004 and 2003, respectively. The Bank’s investment in FRB stock, which totaled $44,250 at December 31, 2004 and 2003, respectively, is a requirement for the Bank’s membership in the Federal Reserve System.

(4)	Loans

Loans on nonaccrual status amounted to $1,146,000, $4,292,889 and $3,288,000, at December 31, 2004, 2003, and 2002, respectively. If these loans had continued to accrue interest in accordance with their original terms, approximately $98,000, $320,000, and $181,000 of interest income would have been recognized in 2004, 2003, and 2002, respectively. The Bank had no troubled-debt restructured loans at December 31, 2004 and 2003.

Details of past-due and nonperforming loans follow:

	90 days past due
	and still accruing interest		Nonaccrual
	2004	2003	2004	2003
Commercial and mortgage loans secured by real estate	$285,771	$—	$243,374	$4,253,075
Consumer loans	2,541	—	92,285	24,882
Commercial and other loans	—	—	810,175	14,932

	$288,312	$—	$1,145,834	$4,292,889

Impaired loans totaled $5.9 million, $9.6 million, and $9.3 million at December 31, 2004, 2003, and 2002, respectively. Specific reserves relating to these loans were $1.7 million, $1.6 million, and $2.0 million at December 31, 2004, 2003, and 2002, respectively.

Cash receipts received and recognized as income on impaired loans approximated $428,000, $308,000, and $409,000 for the years ended December 31, 2004, 2003, and 2002, respectively. Average impaired loans for the years ended December 31, 2004, 2003, and 2002 were approximately $7.4 million, $9.6 million, and $8.8 million, respectively.

Loans serviced for others including commercial participations sold, were approximately $52.6 million, $59.4 million, and $64.5 million at December 31, 2004, 2003, and 2002, respectively.

The Bank capitalized $21,000, $140,000, and $171,000 in mortgage servicing rights and incurred approximately $94,000, $94,000, and $70,000 in related amortization expense during 2004, 2003, and 2002, respectively. At December 31, 2004 and 2003, these mortgage servicing rights had a gross book value of $308,000 and $380,000, respectively and fair value of approximately $355,000 and $375,000, respectively. The weighted average amortization period for mortgage servicing rights capitalized in 2004 is approximately 5 years. Mortgage loans with mortgage servicing rights capitalized totaled approximately $38.9 million at December 31, 2004 and $43.2 million at December 31, 2003. The valuation allowance for capitalized mortgage servicing rights was $103,000 at December 31, 2004, and $137,000 at December 31, 2003.

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Estimated aggregate amortization expense relating to the Bank’s mortgage servicing rights as of December 31, 2004 is as follows:

Year:
2005	$78,000
2006	61,000
2007	48,000
2008	40,000
2009	29,000
2010 and thereafter	52,000

$308,000

Included in real estate loans at December 31, 2004 and 2003 were approximately $274,000 and $0, respectively, of fixed-rate mortgage loans held for sale. The Bank enters into forward commitments to sell these loans into the secondary market prior to origination. Additionally, the Bank had 45-day forward commitments to sell mortgages as of December 31, 2004, which had not yet been funded. These commitments approximated $445,000.

(5)	Allowance for Loan Losses

The following represents a summary of the activity in the allowance for loan losses for the years ended December 31, 2004, 2003, and 2002:

	2004	2003	2002
Balance at beginning of year	$5,958,375	$5,794,399	$5,667,906
Provision charged to operations	1,190,000	1,270,000	625,000
Loans charged off	(922,078)	(1,282,563)	(767,302)
Recoveries of loans charged off	173,652	176,539	268,795

Balance at end of year	$6,399,949	$5,958,375	$5,794,399

(6)	Bank Premises and Equipment

A summary of bank premises and equipment, and related accumulated depreciation and amortization, at December 31, 2004 and 2003 follows:

	2004	2003
Land and land improvements	$2,897,502	$3,041,082
Bank premises	10,055,978	10,008,044
Furniture and equipment	6,550,056	6,263,188

	19,503,536	19,312,314

Less accumulated depreciation and amortization	(8,416,635)	(7,401,915)

	$11,086,901	$11,910,399

(7)	Land and Facilities Held for Sale

In 1998, the Corporation exercised an option to purchase an 18 acre tract of land in northwest Brighton, primarily to acquire a prime site for a new branch. The cost of the property was approximately $4,000,000. In 1999, a new

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

branch of the Bank was built on a portion of the land valued at approximately $800,000. During 2000, one parcel of the property was sold and the remaining property was sold in the first quarter of 2004, at book value. The Bank had reduced the carrying cost of this land in 2003 by approximately $130,000 to provide for estimated disposal costs and a decline in estimated market value.

During the first quarter of 2004, the Bank also transferred two pieces of property originally acquired for future expansion, and previously recorded as premises and equipment, to land and facilities held for sale. One of the properties was sold in the fourth quarter of 2004 and a gain of approximately $43,000 was recognized as a component of non-interest income. The remaining property amount is included in “Land and facilities held for sale, net” at December 31, 2004.

(8)	Other Real Estate Owned

At December 31, 2004, the Bank owned four foreclosed properties with a lower of cost or market value of $735,000. As of December 31, 2003, the Bank owned two foreclosed properties with a lower of cost or market value of $65,000. Costs to maintain the properties are included as a component of noninterest expense. A gain or loss will be recognized upon the sale of the properties, which will be included as a component of noninterest income or expense.

(9)	Time Certificates of Deposit

At December 31, 2004, the scheduled maturities of time deposits with a remaining term of more than one year were:

Year of maturity:
2006	$32,308,032
2007	14,292,693
2008	3,479,591
2009	8,101,089
2010 and thereafter	843,841

$59,025,246

Included in time deposits are certificates of deposit in amounts of $100,000 or more. These certificates and their remaining maturities at December 31, 2004 and 2003 are as follows:

	2004	2003
Three months or less	$18,229,224	$16,246,970
Three through six months	6,204,213	9,652,578
Six through twelve months	4,769,590	16,862,463
Over twelve months	25,146,559	11,349,341

	$54,349,586	$54,111,352

Interest expense attributable to the above deposits amounted to approximately $1,472,000, $1,472,000, and $1,436,000 in 2004, 2003, and 2002, respectively.

(10)	Other Borrowings

The Bank has a borrowing capacity of approximately $35,600,000 with the FHLBI and had advances outstanding of approximately $8,067,000 and $5,328,000 at December 31, 2004 and 2003, respectively. Variable- or fixed-rate advances are available with terms ranging from one day to 10 years. An outstanding advance requires 125%

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

collateral coverage by one-to-four family whole-mortgage loans. A summary of outstanding advances at December 31, 2004, follows:

	Weighted
	average
Maturity	interestrate	Amount
Short term advances:
Fixed rate:
Within 30 days	2.48%	$3,000,000

Long term advances:
Fixed rate:
Within one year	7.18%	3,281,742
Two years	7.29%	304,281
Three years	7.29%	328,623
Four years	7.29%	354,913
Five years	7.29%	383,307
Thereafter	7.29%	413,970

		5,066,836

		$8,066,836

(11)	Deferred Gain on the Sale of Real Estate

In December 2003, the Bank sold a piece of real estate previously classified as facilities held for sale on the balance sheet and provided financing to the buyer. In accordance with SFAS No. 66, Accounting for Sales of Real Estate, the Bank deferred the gain of $299,000 on the sale under the installment method. This deferral is included in other liabilities as of December 31, 2003. In the first quarter of 2004, the

Bank sold the loan associated with this transaction with no recourse and accordingly recognized the deferred gain as a component of noninterest income.

(12)	Federal Income Taxes

Federal income tax expense (benefit) consists of:

	2004	2003	2002
Current	$2,568,989	$2,673,034	$2,629,950
Deferred	159,167	(118,597)	(1,300)

	$2,728,156	$2,554,437	$2,628,650

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Federal income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax income as a result of the following:

	2004	2003	2002
Computed “expected” tax expense	$3,066,545	$2,871,414	$3,037,043
Increase (reduction) in tax resulting from:
Tax-exempt interest and dividends, net	(331,745)	(336,850)	(367,786)
Other, net	(6,644)	19,873	(40,607)

	$2,728,156	$2,554,437	$2,628,650

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

	2004	2003
Deferred tax assets:
Allowance for loan losses	$2,022,336	$1,872,201
Unrealized loss on securities available for sale	11,600	—
Deferred directors’ fees	154,864	121,986
Other	235,914	595,832

Total gross deferred tax assets	2,424,714	2,590,019

Deferred tax liabilities:
Deferred loan fees	158,016	121,608
Unrealized gain on securities available for sale	—	158,200
Other	251,968	306,114

Total gross deferred tax liabilities	409,984	585,922

Net deferred tax asset	$2,014,730	$2,004,097

The deferred tax assets are subject to certain asset realization tests. Management believes no valuation allowance is required at December 31, 2004, due to the combination of potential recovery of tax previously paid and the reversal of certain deductible temporary differences.

(13)	Related Party Transactions

Certain directors and executive officers, including their immediate families and companies in which they are principal owners, were loan customers of the Bank during 2004 and 2003. Such loans were made in the ordinary course of business, in accordance with the Bank’s normal lending policies, including the interest rate charged and collateralization, and do not represent more than a normal credit risk.

Loans to related parties are summarized below for the periods indicated:

	2004	2003
Balance at beginning of year	$4,226,100	$4,410,000
New loans and related parties	1,500,000	166,000
Loan repayments	(546,800)	(349,900)

Balance at end of year	$5,179,300	$4,226,100

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Leases

The Bank has a noncancelable operating lease that provides for renewal options.

Future minimum lease payments under the noncancelable lease as of December 31, 2004 are as follows:

Year ending December 31:
2005	$46,660
2006	46,660
2007	34,995

$128,315

Rental expense charged to operations in 2004, 2003, and 2002 amounted to approximately $60,000, $60,000, and $47,000 respectively, including amounts paid under short term, cancelable leases.

(15)	Retirement Plan

The Bank sponsors a defined contribution money purchase thrift plan covering all employees 21 years of age or older who have completed one year of service as defined in the plan agreement. Contributions are equal to 5% of total employee earnings plus 50% of employee contributions (limited to 10% of their earnings) or the maximum amount permitted by the Internal Revenue Code. The plan expense of the Bank for 2004, 2003, and 2002 was approximately $376,000, $344,000, and $247,000, respectively.

(16)	Long Term Incentive Plan

The Corporation maintains a Long Term Incentive Plan under which stock options and restricted stock may be granted to employees. To date, no stock options have been granted under the plan. Restricted stock is awarded to key employees, providing for the immediate award of the Corporation’s stock, subject to a five-year vesting period. The awards are recorded at fair market value and are amortized into salary expense over the vesting period. Compensation costs related to restricted stock awards included in salary expense in 2004, 2003, and 2002 amounted to $185,000, $135,000, and $94,000, respectively.

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17)	Directors’ Stock Fee Plan

Each director of the Corporation who is not an officer or employee of any subsidiary of the Corporation is eligible to participate in the Compensation Plan for Nonemployee Directors. The plan fees consist of both a fixed and variable component. The fixed component equals the per-meeting fee paid for attendance at board meetings of both the Bank and the Corporation and any committees of their respective boards. The variable component of the plan, which was added in 2002, is equal to the total fixed fees paid to a specific director for services performed during the preceding calendar year, multiplied by bonus amounts, (expressed as the percentage of base compensation payable to officers of the Bank for the preceding calendar year under the Bank’s Incentive Bonus Plan). Expenses related to both fixed and variable fees are recorded as noninterest expense in the year incurred regardless of payment method. Compensation costs related to both fixed and variable stock directors’ fees included in noninterest expense in 2004, 2003, and 2002 amounted to $103,000, $84,000, and $102,000, respectively.

Fixed directors’ fees may be paid in cash, to a current stock purchase account, to a deferred cash investment account, or to a deferred stock account according to each eligible director’s payment election. Current stock is issued quarterly based on the fair market value of the stock for the preceding quarter. When deferred stock is elected, payments are credited to a deferred stock account for each participating director, and stock units are computed quarterly based on the fair market value of the stock for the preceding quarter. When dividends are declared, they are computed based on the stock units available in each director’s deferred account, are reinvested in stock units and charged to expense. The units are converted to shares and issued to participating directors upon retirement. As of December 31, 2004, there were approximately 16,800 shares earned and available for distribution in the fixed-fee deferred stock accounts.

Variable directors’ fees may be paid to a current stock purchase account or to a deferred stock account. Current stock is issued based on the average fair market value of the stock for the preceding quarter. Deferred stock units are computed for directors electing to use a deferred stock account, and dividends are reinvested throughout the year as declared. As of December 31, 2004, there were approximately 3,200 shares earned and available for distribution in the variable-fee deferred stock accounts. In September 2004, the Corporation reclassified Deferred Directors’ Compensation related to fixed and variable fees from a liability to a component of equity. Prior periods were not reclassified as the impact of this change was determined not to be significant.

(18)	Employees’ Stock Purchase Plan

The Employees’ Stock Purchase Plan allows eligible employees to purchase shares of common stock, no par value, of FNBH Bancorp, Inc. at a price less than market price under Section 423 of the Internal Revenue Code of 1986 as amended. Eligible employees must have been continuously employed for one year, must work at least 20 hours per week, and must work at least five months in a calendar year. The purchase price for each share of stock was 85% of fair market value of a share of stock on the purchase date. Since the adoption of the plan, effective April 1, 2005, the purchase price for each share of stock will be 95% of fair market value of a share of stock on the purchase date.

(19)	Financial Instruments with Off-Balance-Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are loan commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets.

The Bank’s exposure to credit loss in the event of the nonperformance by the other party to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making credit commitments as it does for on-balance-sheet loans.

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Financial instruments whose contract amounts represent credit risk at December 31, 2004 and 2003 are as follows:

	2004	2003
Consumer	$12,625,000	$13,743,000
Commercial construction	14,200,000	11,055,000
Commercial	51,027,000	34,617,000

Total credit commitments	$77,852,000	$59,415,000

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; residential real estate; and income-producing commercial properties. Market risk may arise if interest rates move adversely subsequent to the extension of commitments.

As of December 31, 2004 and 2003, the Bank had outstanding irrevocable standby letters of credit, which carry a maximum potential commitment of approximately $3,236,000 and $2,551,000, respectively. These letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these letters of credit are short term guarantees of one year or less, although some have maturities which extend as long as two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank primarily holds real estate as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held on those commitments at December 31, 2004 and 2003, where there is collateral, is in excess of the committed amount. A letter of credit is not recorded on the balance sheet until a customer fails to perform.

(20)	Capital

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct, material effect on the Corporation’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation’s and the Bank’s capital classification are also subject to qualitative judgments by regulators with regard to components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined).

The most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category.

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Corporation’s and the Bank’s actual capital amounts and ratios are also presented in the following table as of December 31, 2004 and 2003:

			Minimum for		To be well capitalized
			Capital Adequacy		under prompt corrective
	Actual		Purposes		action provision
As of December 31, 2004	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to risk weighted assets)
Bank	$47,813,000	12.80%	$29,893,000	≥8%	$37,367,000	≥10%
FNBH Bancorp	48,423,000	12.96%	29,902,000	≥8%	N/A	N/A

Tier 1 Capital (to risk weighted assets)
Bank	43,121,000	11.54%	14,947,000	≥4%	22,420,000	≥6%
FNBH Bancorp	43,729,000	11.70%	14,951,000	≥4%	N/A	N/A

Tier 1 Capital (to average assets)
Bank	43,121,000	9.65%	17,870,000	≥4%	22,338,000	≥5%
FNBH Bancorp	43,729,000	9.78%	17,877,000	≥4%	N/A	N/A

As of December 31, 2003

Total Capital (to risk weighted assets)
Bank	$43,054,000	11.73%	$29,483,000	≥8%	$36,854,000	≥10%
FNBH Bancorp	45,563,000	12.33%	29,551,000	≥8%	N/A	N/A

Tier 1 Capital (to risk weighted assets)
Bank	38,447,000	10.47%	14,742,000	≥4%	22,113,000	≥6%
FNBH Bancorp	40,929,000	11.08%	14,775,000	≥4%	N/A	N/A

Tier 1 Capital (to average assets)
Bank	38,447,000	8.95%	17,187,000	≥4%	21,483,000	≥5%
FNBH Bancorp	40,929,000	9.49%	17,243,000	≥4%	N/A	N/A

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(21)	Net Income Per Common Share

Basic net income per common share is computed by dividing net income applicable to common stock by the weighted average number of shares of common stock and deferred director fee stock units outstanding during the period. Diluted net income per common share is computed by dividing net income applicable to common stock by the weighted average number of shares and deferred director fee stock units outstanding and potential common stock outstanding, such as shares of unvested restricted stock outstanding during the period, of which there were 1,117 shares as of December 31, 2004, calculated under the treasury stock method.

The following table presents basic and diluted net income per share:

	2004	2003	2002
Weighted average basic shares outstanding	3,185,025	3,162,836	3,152,739
Effect of dilutive restricted stock	1,117	—	—

Weighted average diluted shares outstanding	3,186,142	3,162,836	3,152,739

Net income	$6,291,095	$5,890,897	$6,303,831

Basic net income per share	$1.98	$1.86	$2.00
Diluted net income per share	$1.97	$1.86	$2.00

(22)	Contingent Liabilities

The Corporation is subject to various claims and legal proceedings arising out of the normal course of business, none of which, in the opinion of management, based on the advice of legal counsel, is expected to have a material effect on the Corporation’s financial position or results of operations.

(23)	Fair Value of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair-value information about financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair-value estimates cannot be substantiated by comparison to independent markets and, in many cases, cannot be realized in immediate settlement of the instrument.

Fair-value methods and assumptions for the Corporation’s financial instruments are as follows:

Cash and cash equivalents – The carrying amounts reported in the consolidated balance sheet for cash and short term investments reasonably approximate those assets’ fair values.

Certificates of deposit – The carrying amounts reported in the consolidated balance sheet for certificates of deposit reasonably approximate those assets’ fair values.

Investment and mortgage-backed securities – Fair values for investment and mortgage-backed securities are based on quoted market prices.

FHLBI and FRB stock – The carrying amounts reported in the consolidated balance sheet for FHLBI and FRB stock reasonably approximate those assets’ fair values.

Loans – For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are generally based on carrying values. The fair value of fixed-rate loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Accrued interest income – The carrying amount of accrued interest income is a reasonable estimate of fair value.

Deposit liabilities – The fair value of deposits with no stated maturity, such as demand deposit, NOW, savings, and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is estimated using rates currently offered for deposits with similar remaining maturities.

Other borrowings – The fair value of other borrowings is estimated based on quoted market prices.

Accrued interest payable – The carrying amount of accrued interest payable is a reasonable estimate of fair value.

Off-balance-sheet instruments – The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of commitments to extend credit, including letters of credit, is estimated to approximate their aggregate book balance and is not considered material and therefore not included in the following table.

The estimated fair values of the Corporation’s financial instruments are as follows:

	2004		2003
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Financial assets:

Cash and cash equivalent	$17,838,000	$17,838,000	$32,883,000	$32,883,000
Certificates of deposit	6,091,000	6,081,000	1,553,000	1,581,000
Investment and mortgage-backed securities	63,217,000	63,914,000	54,353,000	55,275,000
FHLBI and FRB stock	1,131,000	1,131,000	1,083,000	1,083,000
Loans, net	350,977,000	355,277,000	341,127,000	344,346,000
Accrued interest income	2,080,000	2,080,000	1,240,000	1,240,000

Financial liabilities:
Deposits:
Demand	$71,785,000	$71,785,000	$69,234,000	$69,234,000
NOW	49,207,000	49,207,000	46,057,000	46,057,000
Savings and money market accounts	147,299,000	147,299,000	140,640,000	140,640,000
Time deposits	128,594,000	128,584,000	137,175,000	139,029,000
Brokered certificates	2,379,000	2,365,000	5,968,000	5,969,000
Other borrowings	8,067,000	8,298,000	5,328,000	5,822,000
Accrued interest expense	573,000	573,000	609,000	609,000

Limitations

Fair-value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discounts that could result from offering for sale at one time the Corporation’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation’s financial instruments, fair-value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(24)	Dividend Restrictions

On a parent company-only basis, the Corporation’s only source of funds is dividends paid by the Bank. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations and to prudent and sound banking principles. The Bank may declare a dividend without the approval of the Office of Comptroller of the Currency (OCC) unless the total dividend in a calendar year exceeds the total of its net profits for the year combined with its retained profits of the two preceding years. Under these provisions, approximately $13.2 million was available for dividends on December 31, 2004, without the approval of the OCC.

(25)	Condensed Financial Information – Parent Company Only

The condensed balance sheets at December 31, 2004 and 2003, and the condensed statements of income and cash flows for the years ended December 31, 2004, 2003, and 2002, of FNBH Bancorp, Inc. follow:

Condensed Balance Sheet

	2004	2003
Assets:
Cash	$148,585	$77,379
Investment in subsidiaries:
First National Bank in Howell	44,302,826	37,948,788
H.B. Realty Co.	200,530	2,171,163
FNBH Mortgage Company, LLC	805,000	805,000
Other assets	259,107	257,851

Total assets	$45,716,048	$41,260,181

Liabilities and Stockholders’ Equity:
Other liabilities	$—	$24,700
Stockholders’ equity	45,716,048	41,235,481

Total liabilities and stockholders’ equity	$45,716,048	$41,260,181

Condensed Statements of Income

	Year ended December 31
	2004	2003	2002
Operating income:
Dividends from subsidiaries	$1,680,000	$2,014,688	$1,813,875

Total operating income	1,680,000	2,014,688	1,813,875

Operating expenses:
Administrative and other expenses	97,032	46,602	46,944

Total operating expenses	97,032	46,602	46,944

Income before equity in undistributed net income of subsidiaries	1,582,968	1,968,086	1,766,931
Equity in undistributed net income of subsidiaries	4,708,127	3,922,811	4,536,900

Net income	$6,291,095	$5,890,897	$6,303,831

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Condensed Statements of Cash Flows

	Year ended December 31
	2004	2003	2002
Cash flows from operating activities:
Net income	$6,291,095	$5,890,897	$6,303,831
Adjustments to reconcile net income to net cash from operating activities:
Decrease (increase) in other assets	(1,256)	8,305	16,361
Increase (decrease) in other liabilities	(24,700)	3,500	4,700
Change in long term incentive plan and		24,630	(16,139)
deferred compensation	263,635	—	—
Equity in undistributed net income of subsidiaries	(4,708,127)	(3,922,811)	(4,536,900)

	(4,470,448)	(3,886,376)	(4,531,978)

Net cash provided by operating activities	1,820,647	2,004,521	1,771,853

Cash flows from investing activities:
Investments in and advancements to subsidiary, net	(10,000)	(70,000)	(3,500)

Net cash used in investing activities	(10,000)	(70,000)	(3,500)

Cash flows from financing activities:
Dividends paid	(2,286,173)	(2,151,047)	(1,979,197)
Common stock issued	109,521	260,809	218,319
Transfer from subsidiary for directors’ deferred compensation	437,211	—	—

Net cash used in financing activities	(1,739,441)	(1,890,238)	(1,760,878)

Net increase in cash	71,206	44,283	7,475
Cash at beginning of year	77,379	33,096	25,621

Cash at end of year	$148,585	$77,379	$33,096

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(26)	Quarterly Financial Data – Unaudited

The following table presents summarized quarterly data for each of the two years ended December 31:

	Quarters ended in 2004
	March 31	June 30	September 30	December 31
Selected operations data:
Interest and dividend income	$6,109,186	$5,984,536	$6,256,913	$6,641,075
Net interest income	4,677,850	4,625,586	4,902,904	5,179,504
Provision for loan losses	495,000	200,000	300,000	195,000
Income before income taxes	2,081,310	1,863,320	2,370,692	2,703,929

Net income	1,455,804	1,315,270	1,647,092	1,872,929
Basic net income per share	0.46	0.41	0.52	0.59
Diluted net income per share	0.46	0.41	0.52	0.58
Cash dividends per share	0.17	0.17	0.19	0.19

	Quarters ended in 2003
	March 31	June 30	September 30	December 31
Selected operations data:
Interest and dividend income	$6,218,947	$6,181,657	$6,255,806	$6,199,752
Net interest income	4,497,121	4,630,089	4,786,999	4,775,099
Provision for loan losses	325,000	275,000	200,000	470,000
Income before income taxes	1,891,174	1,908,863	2,713,429	1,931,868
Net income	1,317,649	1,327,413	1,871,729	1,374,106

Basic net income per share	0.42	0.42	0.59	0.43
Diluted net income per share	0.42	0.42	0.59	0.43
Cash dividends per share	0.17	0.17	0.17	0.17

(27)	Impact of New Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123®, Share-Based Payment. This Statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. The Statement is effective July 1, 2005 and is required to be adopted using a “modified prospective” method. Under the modified prospective method, the Statement applies to new awards and to awards modified, repurchased or cancelled after the effective date. Additionally, compensation cost for the unvested portion of awards as of the effective date is required to be recognized as the awards vest after the effective date. This Statement focuses on the accounting for transactions that involve employee services compensated for in share-based payments and requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. The Statement also establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees.

The Corporation currently has two plans affected by the issuance of this Statement. The Long Term Incentive Plan allows for the granting of stock options to certain employees; however, the Corporation has not, to date, issued any options under this plan consequently, the Statement will have no impact on the Corporation’s results of operations or financial condition until such time as options are granted. The second plan affected is the Employee Stock Purchase Plan (ESPP). The Statement allows for ESPP shares to be issued at ninety-five percent of fair market value as of the grant date with no compensation expense recognized. Effective April 1, 2005, the Corporation’s

FNBH BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

plan allows for the purchase of shares at ninety-five percent of fair market value as of the grant date, thus no compensation expense will be recognized upon the effectiveness of SFAS 123®. The Corporation does not expect the implementation of this Statement to have an impact on its results of operations or financial position.

In March 2004, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, (EITF 03-1). EITF 03-1 provides guidance for assessing impairment losses on investments and includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued FASB Staff Position (FSP) EITF 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments, which delays the effective date for the measurement and recognition guidance contained in selected paragraphs of EITF 03-1 until final application guidance is issued. The delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The adoption of EITF-03-1 is not expected to have a significant impact on the Corporation’s results of operations or financial position.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities, (revised December 2003) (FIN46®), clarifies when some entities previously not consolidated under prior accounting guidance, should be. In some instances, it also requires certain previously consolidated entities to be de-consolidated. FIN 46® is effective for periods ended after December 15, 2003 for special purpose entities and for periods ended after March 15, 2004 for other types of variable interest entities (VIEs) that are not defined as special purpose entities. This Interpretation did not have an impact on the Corporation’s consolidated financial statements as the Corporation does not currently have an interest in any VIEs.

AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), addresses the accounting for differences between contractual cash flows and cash flows expected to be collected from the initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and does not apply to loans originated by the entity. The SOP prohibits carrying over or creation of valuation allowances in the initial accounting for loans acquired in a transfer. It is effective for loans acquired in fiscal years beginning after December 15, 2004. The effects of this new guidance on the Corporation’s financial statements will depend on future loan acquisition activity, thus is not determinable at this time.

FNBH BANCORP, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis

December 31, 2004, 2003, and 2002

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

     This discussion provides information about the consolidated financial condition and results of operations of FNBH Bancorp, Inc. (“Corporation”) and its subsidiaries, First National Bank in Howell (“Bank”) and HB Realty Co., and should be read in conjunction with the Consolidated Financial Statements.

     Included or incorporated by reference in this document are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Corporation’s management as well as on assumptions made by, and information currently available to, the Corporation at the times such statements were made. Actual results could differ materially from those included in such forward-looking statements as a result of, among other things, factors set forth below in this Report generally, and certain economic and business factors, some of which may be beyond the control of the Corporation. Investors are cautioned that all forward-looking statements involve risks and uncertainty.

FINANCIAL CONDITION

     At year end 2004, total assets were $456,603,000 representing a 1.5% increase from the prior year when assets were $449,818,000. Investment securities increased $8.9 million (16.1%) to $64,348,000 while gross loans increased $10.3 million (3.0%) to $357,377,000. Deposits remained stable at $399,263,000. Stockholders’ equity increased $4.5 million (10.9%) to $45,716,000.

Securities

     During 2004, securities increased due to the relatively low loan demand in the first three quarters of 2004. Certificates of deposit also increased $4.5 million in 2004 compared to 2003. At year end the Corporation had $5.7 million in short term investments, an $11.2 million decrease from the $16,848,000 reported the previous year as excess funds were used to fund loan growth in the fourth quarter.

The following table shows the percentage composition of the securities portfolio as of December 31:

	2004	2003
U.S. Tresury & agency securities	46.2%	39.9%
Agency mortgage backed securities	25.5%	22.6%
Tax exempt obligations of states and political subdivisions	24.9%	27.1%
Corporate bonds	1.6%	8.4%
Other	1.8%	2.0%

Total securities	100.0%	100.0%

Loans

     The loan personnel of the Bank are committed to making quality loans that produce acceptable rates of return for the Bank and also serve the community by providing funds for home purchases, business purposes, and consumer needs. The overall loan portfolio grew $10,291,000 (3.0%) in 2004.

     As a full service lender, the Bank offers a variety of home mortgage loan products. The Bank makes and subsequently sells fixed rate long-term mortgages, which conform to secondary market standards. This practice allows the Bank to meet the housing credit needs of its service area, while at the same time maintaining loan to deposit ratios and interest sensitivity and liquidity positions within Bank policy. The Bank retains servicing on sold mortgages, thereby furthering the customer relationship and adding to servicing income. During 2004, the Bank sold $3,799,000 in residential mortgages as compared to $23,200,000 in 2003. This was partially the result of a slow down in the refinancing market in 2004.

FNBH BANCORP, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis

December 31, 2004, 2003, and 2002

     The Bank has also been able to service customers with loan needs which do not conform to secondary market requirements by offering variable rate products which are retained in the mortgage portfolio. While not meeting secondary market requirements, these nonconforming mortgages do meet Bank loan guidelines. During 2004, the Bank made approximately $7,908,000 in variable rate mortgage loans which are retained in the mortgage portfolio.

     The Bank experienced much slower loan demand in the first three quarters of 2004 due to increased competition and a slow economy. During the fourth quarter of 2004, demand recovered and commercial loans increased $19.7 million from September 30, 2004 to December 31, 2004. Included in this increase are loans purchased by the Bank during the fourth quarter totaling $5.5 million. Commercial loans ended the year at $286,941,000, a 3.2% annual increase. Consumer loans increased $1,082,000, or 3.1%, from the preceding year.

     The following table reflects the composition of the commercial and consumer loans in the Consolidated Financial Statements. Included in the residential first mortgage totals below are the “real estate mortgage” loans listed in the Consolidated Financial Statements and other loans to customers who pledge their homes as collateral for their borrowings. A portion of the loans listed in residential first mortgages represent commercial loans where the borrower has pledged his/her residence as collateral. In the majority of the loans to commercial customers, the Bank is relying on the borrower’s cash flow to service the loans. Commercial real estate loans at December 31, 2004 include $159,839,000 in loans secured by commercial and retail property, with the remaining $3,867,000 secured by multi-family units. The most significant loan growth was in commercial and retail loans secured by first or second liens on residential properties which increased $8,232,000 (13.5%) compared to the prior year. Commercial loans not secured by real estate decreased $2,175,000 (6.4%) compared to the prior year. The shift from commercial loans not secured by real estate to commercial loans secured by real estate results from the continued growth of real estate development in Livingston County.

The following table shows the balance and percentage composition of loans as of December 31:

	(dollars in thousands)
	2004		2003
	Balances	Percentage	Balances	Percentage
Secured by real estate:
Residential first mortgage	$53,059	14.8%	$46,845	13.5%
Residential home equity/other junior liens	16,017	4.5%	13,999	4.0%
Construction, land development and farmland	59,873	16.7%	54,554	15.7%
Commercial	163,706	45.7%	165,464	47.5%
Consumer	26,965	7.5%	25,842	7.4%
Commerical	31,772	8.9%	33,947	9.8%
Other, primarily to political subdivisions	6,991	1.9%	7,366	2.1%

Total gross loans	358,383	100.0%	348,017	100.0%
Net unearned fees	(1,006)		(931)

Total Loans	$357,377		$347,086

     The Bank’s loan personnel have endeavored to make high quality loans using well established policies and procedures and a thorough loan review process. Loans to a borrower with aggregate indebtedness in excess of $1,500,000 are approved by a committee of the Board or the entire Board. The Bank has hired an independent contractor to review the quality of the loan portfolio on a regular basis.

BFNBH BANCORP, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis

December 31, 2004, 2003, and 2002

The quality of the loan portfolio is illustrated in the table below for December 31:

	(dollars in thousands)
	2004	2003	2002
Nonperforming Loans:
Nonaccrual loans	$1,146	$4,293	$3,288
Loans past due 90 days and still accruing	288	—	809

Total nonperforming loans	1,434	4,293	4,097
Other real estate	735	65	738

Total nonperforming assets	$2,169	$4,358	$4,835

Nonperforming loans as a percent of total loans	0.40%	1.24%	1.25%
Allowance for loan losses as a percent of nonperforming loans	446%	139%	141%

     Nonperforming assets are comprised of loans for which the accrual of interest has been discontinued, accruing loans 90 days or more past due in payments, loans which have been renegotiated to less than market rates, and other real estate which has been acquired primarily through foreclosure and is awaiting disposition. Loans are generally placed on a nonaccrual basis when principal or interest is past due 90 days or more and when, in the opinion of management, full collection of principal and interest is unlikely. Nonperforming assets decreased in 2004 due to the sale of the underlying collateral of a $2.2 million loan and the transfer of $1.4 million of loans to other real estate owned held for sale that were classified as nonperforming loans as of December 31, 2003.

     Impaired loans totaled $5,900,000 at December 31, 2004, compared to $9,600,000 at the prior year end, and $9,300,000 at December 31, 2002. Included in impaired loans at December 31, 2004 are nonperforming loans from the above table, and an additional $4,500,000 of commercial loans separately identified as impaired. Homogenous residential mortgage and consumer loans are not separately identified for impairment. Nonperforming loans are reviewed regularly for collectability. Any uncollectable balances are promptly charged off.

     During 2004, the Bank charged off loans totaling $922,000 and recovered $174,000 for a net charge off amount of $748,000. The Bank had net charge offs totaling $1,106,000 in 2003 and $499,000 in 2002.

     The allowance for loan losses totaled $6,400,000 at year end which was 1.79% of total loans, compared to $5,958,000 (1.72%) in 2003, and $5,794,000 (1.77%) in 2002. The adequacy of the allowance for loan losses is determined by management’s assessment of the composition of the loan portfolio, an evaluation of specific credits, and an analysis of the following environmental factors: delinquency trends, delinquency levels, loss trends, concentrations of credit, economic trends, loan growth, and management changes. Management continues to refine its techniques in this analysis. Economic factors considered in arriving at the loan loss reserve adequacy as of December 31, 2004 included low levels of consumer confidence, rising rate environment, increased bankruptcies and the unemployment rate. When all environmental factors were considered, management determined that the $1,190,000 provision and resulting $6,400,000 allowance were appropriate. Although management evaluates the adequacy of the allowance for loan losses based on information known at a given time, as facts and circumstances change, the provision and resulting allowance may also change.

FNBH BANCORP, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis

December 31, 2004, 2003, and 2002

The following table shows changes in the allowance for loan losses for the years ended December 31:

	(dollars in thousands)
	2004	2003	2002
Balance at beginning of the year	$5,958	$5,794	$5,668
Additions (deduction):
Loans charged off	(922)	(1,283)	(767)
Recoveries of loans previously charged off	174	177	268
Provision charged to operations	1,190	1,270	625

Balance at end of year	$6,400	$5,958	$5,794

Allowance for loan losses to loans outstanding	1.79%	1.72%	1.77%

Deposits

     Deposit balances of $399,263,000 at December 31, 2004 were approximately $190,000 higher than the previous year end. Because year end deposit balances can fluctuate it is more meaningful to analyze changes in average balances. Average deposits increased 5.2% in 2004 compared to 2003. Average demand deposits increased $4.8 million (7.2%) while average NOW, savings and money market deposit account (MMDA) balances increased $12.2 million (7.1%). Average certificates of deposit increased $2.6 million (1.9%). Management has generated deposits in 2004 with various rate specials on selected certificates, and the effects of opening a new branch in December 2003. Noninterest bearing deposits grew by 7.3% from 2002 to 2003, NOW, savings, and MMDA balances grew 12.3% from 2002 to 2003, and certificates of deposit grew 3.7% from 2002 to 2003.

The following table sets forth average deposit balances for the years ended December 31:

(in thousands)	2004	2003	2002
Noninterest bearing demand	$70,477	$65,719	$61,223
NOW, savings, & MMDA	184,791	172,611	153,651
Time deposits	138,463	135,842	131,019

Total average deposits	$393,731	$374,172	$345,893

     The growth in NOW, savings, and MMDA was primarily in the MMDA which increased 5.6% on average. This growth is attributable to consumers’ and public funds’ preference for more liquidity in this low rate environment. Average personal MMDAs increased 7.0% while business accounts decreased 7.8% on average, and public MMDAs increased 18.9% on average. Average personal MMDA accounts increased 6.9%, business accounts decreased 5.3% and public accounts increased 62.5% from 2002 to 2003. This growth in MMDA has slowed due to changes in the collection and disbursement of taxes by the public fund entities.

     The majority of the Bank’s deposits are from core customer sources, long term relationships with local personal, business, and public customers. In some financial institutions, the presence of interest bearing certificates greater than $100,000 indicates a reliance upon purchased funds. However, large certificates in the Bank’s portfolio consist primarily of core deposits of local customers. See Note 9 of the Consolidated Financial Statements for a maturity schedule of certificates over $100,000. The Bank does issue brokered certificates of deposit in the market to meet liquidity needs with alternative funding sources and had an average balance of brokered certificates in 2004 of $3.7 million compared to $1.8 million in 2003.

FNBH BANCORP, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis

December 31, 2004, 2003, and 2002

Capital

     The Corporation’s capital at year end totaled $45,716,000, a $4,481,000 (10.9%) increase compared to capital of $41,235,000 at December 31, 2003 and $37,580,000 at December 31, 2002, an increase of 9.7%. Included in year end capital is a $28,000 net of tax unrealized loss on investment securities available for sale.

     Banking regulators have established various ratios of capital to assets to assess a financial institution’s soundness. Tier 1 capital is equal to shareholders’ equity adjusted for the allowance for loan losses while Tier 2 capital includes a portion of the allowance for loan losses. The regulatory agencies have set capital standards for “well capitalized” institutions. The leverage ratio, which divides Tier 1 capital by three months average assets, must be 5% for a well capitalized institution. The Bank’s leverage ratio was 9.65% at year end 2004. Tier 1 risk-based capital, which includes some off balance sheet items in assets and weights assets by risk, must be 6% for a well capitalized institution. The Bank’s was 11.54% at year end 2004. Total risk-based capital, which includes Tier 1 and Tier 2 capital, must be 10% for a well capitalized institution. The Bank’s total risk based capital ratio was 12.80% at year end 2004. The Bank’s strong capital ratios put it in the best classification on which the FDIC bases its assessment charge.

     The following table lists various Bank capital ratios at December 31:

	2004	2003	2002
Average equity to average asset ratio	9.71%	9.32%	8.80%
Tier 1 leverage ratio	9.65%	8.95%	8.47%
Tier 1 risk-based capital	11.54%	10.47%	9.89%
Total risk-based capital	12.80%	11.73%	11.15%

     The Corporation’s ability to pay dividends is subject to various regulatory and state law requirements. Management believes, however, that earnings will continue to generate adequate capital to continue the payment of dividends. In 2004, the Corporation paid dividends totaling $2,286,000, or 36.3% of earnings. Book value of the stock was $14.38 at year end.

Liquidity and Funds Management

     Liquidity is monitored by the Bank’s Asset/Liability Management Committee (ALCO) which meets at least monthly. The Board of Directors has approved a liquidity policy which requires the Bank, while it is well capitalized as defined by the Federal Financial Institutions Examination Council (FFIEC), to maintain a current ratio of no less than 1:1 (core basic surplus liquidity equal to 0). Additional requirements of the policy are that when credit available from the Federal Home Loan Bank of Indianapolis (FHLBI) is added to core basic surplus liquidity, the Bank must have liquidity totaling 5% of assets; and when brokered CDs and Federal Funds (Fed Funds) lines are added, the Bank must have liquidity totaling 8% of assets. Should the Bank’s capital ratios fall below the “well capitalized” level, additional liquidity totaling 5% of assets will be required. As of December 31, 2004, the Bank had excess liquidity of at least 5.3% of assets under any of the above standards.

     Deposits are the principal source of funds for the Bank. Management monitors rates at other financial institutions in the area to ascertain that its rates are competitive in the market. Management also attempts to offer a wide variety of products to meet the needs of its customers.

     It is the intention of the Bank’s management to handle unexpected liquidity needs through its Fed Funds position with a correspondent bank and by FHLBI borrowings. The Bank has a $43,714,000 line of credit available at the FHLBI and the Bank has pledged certain mortgage loans as collateral for this borrowing. At December 31, 2004, the Corporation had $8,067,000 in borrowings against the line. The Bank also has a blanket repurchase agreement in place where it can borrow from a broker, pledging Treasury and Agency securities as collateral. In the event the Bank must borrow for an extended period, management may look to “available for sale” securities in the investment portfolio for liquidity.

     Throughout the past year, Fed Funds Sold balances averaged approximately $14,539,000. Periodically, the Bank borrowed money through the Fed Funds market and through short term advances from the FHLBI. Fed Funds Purchased balances averaged $200,000 and short term FHLBI advances averaged $426,000 for 2004.

FNBH BANCORP, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis

December 31, 2004, 2003, and 2002

Contractual Obligations and Commitments

The following table lists significant fixed and determinable contractual obligations to third parties as of December 31, 2004:

	Within	One to	Three to	Over
(in thousands)	One Year	Three Years	Five Years	Five Years	Total
Deposits without a stated maturity(1)	$268,291	$—	$—	$—	$268,291
Consumer and brokered certificates of deposits(1)	71,947	46,601	11,580	844	130,972
Short term advances (1) (2)	3,000	—	—	—	3,000
Long term advances(1) (2)	3,282	633	738	414	5,067
Operating leases(3)	47	81	—	—	128
Purchase obligations(4)	204	83	—	—	287

(1)	Excludes interest.

(2)	See Note 10 in Notes to Consolidated Financial Statements.

(3)	See Note 14 in Notes to Consolidated Financial Statements.

(4)	Purchase obligations amounts relate to certain contractual payments for services provided for information technology, data processing and training consultants.

The following table lists significant commitments as of December 31, 2004 by maturity date:

	Within	One to	Three to	Over
(in thousands)	One Year	Three Years	Five Years	Five Years	Total
Commericial loans	$37,357	$12,989	$681	$—	$51,027
Commercial construction loans	10,670	2,986	—	544	14,200
Consumer loans	7,082	2,706	2,837	—	12,625
Standby letters of credit	2,932	304	—	—	3,236

Commitments to extend credit, including loan commitments, standby letters of credit, and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

Quantitative and Qualitative Disclosures about Market Risk

     ALCO reviews other areas of the Bank’s performance. This committee discusses the current economic outlook and its impact on the Bank and current interest rate forecasts. Actual results are compared to budget in terms of growth and income. A yield and cost analysis is done to monitor interest margin. Various ratios are discussed including capital ratios and liquidity. Also, the quality of the loan portfolio is reviewed in light of the current allowance, and the Bank’s exposure to market risk is reviewed.

     Interest rate risk is the potential for economic losses due to future rate changes and can be reflected as a loss of future net interest income and/or a loss of current market values. ALCO’s objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. Tools used by management include the standard GAP report which reflects the repricing schedule for various asset and liability categories and an interest rate shock simulation report. The Bank has no market risk sensitive instruments held for trading purposes. However, the Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit and letters of credit. A commitment or letter of credit is not recorded as an asset until the instrument is exercised (see Note 19 in Notes to Consolidated Financial Statements).

FNBH BANCORP, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis

December 31, 2004, 2003, and 2002

The table below shows the scheduled maturity and repricing of the Bank’s interest sensitive assets and liabilities as of December 31, 2004:

	(dollars in thousands)
	0-3	4-12	1-5	5+
	Months	Months	Years	Years	Total
Assets:
Loans	$181,956	$40,992	$76,652	$57,777	$357,377
Securities	3,618	8,376	43,910	8,444	64,348
Certificates of deposit	2,358	3,635	98	—	6,091
Short term investments	5,680	—	—	—	5,680

Total assets	$193,612	$53,003	$120,660	$66,221	$433,496

Liabilities:
NOW, savings, & MMDA	$95,872	$—	$—	$100,634	$196,506
Time deposits	35,209	36,807	58,113	843	130,972
FHLBI advances	3,282	3,000	1,371	414	8,067

Total liabilities	$134,363	$39,807	$59,484	$101,891	$335,545

Rate sensitivity GAP and ratios:
GAP for period	$59,249	$13,196	$61,176	$(35,670)
Cumulative GAP	59,249	72,445	133,621	97,951

     The preceding table sets forth the time periods in which earning assets and interest bearing liabilities will mature or may re-price in accordance with their contractual terms. The entire balance of NOW, savings, and MMDA are not categorized as 0-3 months, although they are variable rate products. Some of these balances are core deposits and are not considered rate sensitive. Allocations are made to time periods based on the Bank’s historical experience and management’s analysis of industry trends.

     In the GAP table above, the short term (one year and less) cumulative interest rate sensitivity is 42% asset sensitive at year end, compared to 34% asset sensitive the previous year. The rate sensitivity was impacted by higher short term liability balances only partially offset by higher short term assets.

     Because of the Corporation’s asset sensitive position, if market interest rates decrease, this positive GAP position indicates that the interest margin would be negatively affected. However, GAP analysis is limited and may not provide an accurate indication of the impact of general interest rate movements on the net interest margin since repricing of various categories of assets and liabilities is subject to the Bank’s needs, competitive pressures, and the needs of the Bank’s customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times within the period and at different rate indices. Additionally, simulation modeling, which measures the impact of upward and downward movements of interest rates on interest margin, indicates that a 100 basis point decrease in interest rates would reduce net interest income by approximately 4% in the first year, while a 200 basis point increase in interest rates would increase net interest income by approximately 2% in the first year.

FNBH BANCORP, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis

December 31, 2004, 2003, and 2002

The following table contains the fair market value for interest earning assets and interest bearing liabilities as of December 31, 2004:

	(dollars in thousands)
	Total	Average Interest Rate	Estimated Fair Value
Assets:
Loans, net	$350,977	6.54%	$355,277
Securities	64,348	4.68%	65,045
Certificates of deposit	6,091	2.51%	6,081
Short term investments	5,680	1.14%	5,680

Liabilities:
NOW, savings, & MMDA	$196,506	0.64%	$196,506
Time deposits	130,972	2.92%	130,949
FHLBI advances	8,067	7.40%	8,298

     Estimated fair value for securities are based on quoted market prices. For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are generally based on carrying values. The fair value of other loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Because it has a one day maturity, the carrying value is used as fair value for short term investments. The fair value of deposits with no stated maturity, such as NOW, savings, and money market accounts is equal to the amount payable on demand. The fair value of certificates of deposit and FHLBI borrowings are estimated using rates currently offered for products with similar remaining maturities.

RESULTS OF OPERATIONS

     Net income was $6,300,000 in 2004, a $400,000 (6.8%) increase compared to net income of $5,900,000 in 2003, a decrease of 6.6% from 2002 net income of $6,304,000.

The following table contains key performance ratios for years ended December 31:

	2004	2003	2002
Net income to:
Average stockholders’ equity	14.51%	14.90%	17.97%
Average assets	1.41%	1.39%	1.58%
Basic earnings per common share:	$1.98	$1.86	$2.00
Diluted earnings per common share	$1.97	$1.86	$2.00

Net Interest Income

     Net interest income is the difference between interest earned on earning assets and interest paid on deposits and other borrowings. It is the major component of the Corporation’s earnings. For analytical purposes, the interest earned on investments and loans is expressed on a fully taxable equivalent (FTE) basis. Tax-exempt interest is increased to an amount comparable to interest subject to federal income taxes in order to properly evaluate the effective yields earned on earning assets. The tax equivalent adjustment is based on a federal income tax rate of 34%.

FNBH BANCORP, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis

December 31, 2004, 2003, and 2002

The following table shows the average balance and percentage earned or paid on key components of earning assets and interest bearing liabilities for the years ended December 31:

	(dollars in thousands)
	2004		2003		2002
	Average	Yield/	Average	Yield/	Average	Yield/
	Balance	Rate	Balance	Rate	Balance	Rate
Interest earning assets:
Short term investments	$14,587	1.14%	$9,625	1.07%	$3,522	1.63%
Certificates of deposit	3,817	2.51%	3,135	3.48%	5,424	3.28%
Taxable securities	46,914	3.93%	29,550	4.08%	34,869	4.63%
Tax-exempt securities	15,612	6.94%	15,845	7.00%	17,109	6.94%
Loans	340,859	6.54%	340,384	6.70%	311,060	7.46%

Total earning assets	$421,789	6.04%	$398,539	6.36%	$371,984	7.05%

Interest bearing funds:
NOW, savings & MMDA	$184,791	0.64%	$172,611	0.85%	$153,651	1.49%
Time deposits	138,463	2.92%	135,842	3.16%	131,019	3.93%
Short term borrowings	626	1.95%	1,300	1.37%	8,430	1.99%
FHLBI advances	5,080	7.40%	5,337	7.34%	5,578	7.23%

Total interest bearing funds:	$328,960	1.70%	$315,090	1.96%	$298,678	2.68%

Interest spread		4.34%		4.40%		4.37%
Net interest margin		4.71%		4.81%		4.90%

     Tax equivalent interest income in each of the three years includes loan origination fees. A substantial portion of such fees is deferred for recognition in future periods or is considered in determining the gain or loss on the sale of real estate mortgage loans. Tax equivalent interest income includes net loan origination fees totaling $726,000 in 2004, $720,000 in 2003, and $750,000 in 2002.

FNBH BANCORP, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis

December 31, 2004, 2003, and 2002

The following table sets forth the effects of volume and rate changes on net interest income on a taxable equivalent basis. The change in interest due to changes in both volume and rate has been allocated to the change due to volume and the change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.

	(dollars in thousands)
		Year ended December 31, 2004			Year ended December 31, 2003
		compared to			compared to
		Year ended December 31, 2003			Year ended December 31, 2002

		Amount of Increase (Decrease) Due to Change in

			Total			Total
			Amount			Amount
		Average	of Increase/		Average	of Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest Income:
Short term investments	$53	$9	$62	$99	$(53)	$46
Certificates of deposit	24	(37)	(13)	(75)	6	(69)
Securities:
Taxable	708	(70)	638	(246)	(163)	(409)
Tax Exempt	(16)	(9)	(25)	(88)	10	(78)
Loans	32	(557)	(525)	2,187	(2,579)	(392)

Total interest income	$801	$(664)	$137	$1,877	$(2,779)	$(902)

Interest Expense:
Interest bearing deposits:
NOW, savings & MMDA	$104	$(396)	$(292)	$282	$(1,100)	$(818)
Time deposits	83	(330)	(247)	190	(1,055)	(865)
Short term borrowings	(9)	4	(5)	(142)	(8)	(150)
FHLBI advances	(19)	3	(16)	(18)	1	(17)

Total interest expense	$159	$(719)	$(560)	$312	$(2,162)	$(1,850)

Net interest income (FTE)	$642	$55	$697	$1,565	$(617)	$948

     Tax equivalent net interest income increased $697,000 in 2004. The increase was primarily the result of a $560,000 decrease in interest expense and a $137,000 increase in interest income. The modest increase in interest income is attributable to an increase in average earning assets of $23,250,000 during the year partially offset by a decrease of 32 basis points in the interest rate earned on assets. Tax equivalent loan interest income was $525,000 less in 2004 than the previous year. The decrease was due to a decrease of 16 basis points in the rate of interest earned on loans although average balances had a small increase of $475,000 in 2004. The decrease in rates on loans is due to the low interest rate environment that existed throughout the first three quarters of 2004 and low new loan demand which had a further impact of increasing competitive pressures on loan pricing.

     Income on taxable securities increased $638,000 in 2004 due to a $17,364,000 increase in average balances partially offset by a decline of 15 basis points in yield. With low loan growth and deposit growth in 2004 and 2003, there were additional funds available for investment securities. In 2003 the opposite situation occurred. Loan demand exceeded deposit growth which then led to a decline in average taxable investment securities of $5,319,000 compared to 2002. Tax equivalent income on tax-exempt bonds decreased $25,000 in 2004. The average balance of these securities decreased $233,000 while the rate decreased 6 basis points. The decrease in balances with the subsequent decrease in yields was the result of the maturity and/or calls of bonds that were purchased at slightly

FNBH BANCORP, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis

December 31, 2004, 2003, and 2002

higher interest rates than that of the average portfolio. Interest income on short term investments increased $62,000 due to an increase in average balances of $4,962,000 and an increase in interest rates of 7 basis points. The average balance of purchased certificates increased $682,000 while the interest yield decreased 97 basis points, primarily the result of the certificates purchased in late 2003 and 2004 when rates were low. Interest income on purchased certificates decreased $13,000.

     Interest expense decreased $560,000 in 2004 because interest rates decreased 26 basis points although average balances increased approximately $13,870,000. The interest cost for NOW, savings and MMDA accounts decreased $292,000 because the interest rate paid declined 21 basis points although average balances increased $12,180,000. Interest on time deposits decreased $247,000 because interest rates decreased 24 basis points although average time deposits increased $2,261,000. Growth in NOW, savings, and MMDA deposits appears to be a preference for liquidity on the part of depositors as they avoided certificates of deposit. Fed Funds and short term advances from the FHLBI were used infrequently in 2004; therefore, there was little effect from these items on the change in interest expense. The Corporation entered into two long term borrowings with the FHLBI in 2000. One of the loans amortizes and had a balance of $2,067,000 at year end while the other loan, for $3,000,000, matures in its entirety in April 2005.

     In the previous year, net interest income had increased $948,000. The increase in net interest income was the result of a $1,850,000 decrease in interest expense partially offset by a decrease in interest income of $902,000. The decrease in interest income in 2003 was due to decline in yield of 69 basis points partially offset by higher average earning assets of $26,555,000. The decrease in interest expense was the result of a 72 basis drop in rates paid partially offset by an increase of $16,412,000 in average interest bearing liabilities.

The following table shows the composition of average earning assets and interest paying liabilities for the years ended December 31:

	2004	2003	2002
As a percent of average earning assets:
Loans	80.82%	85.41%	83.62%
Securities	14.82%	11.39%	13.97%
Certificates of deposit	0.90%	0.80%	1.46%
Short term investments	3.46%	2.40%	0.95%

Average earning assets	100.00%	100.00%	100.00%

NOW, savings, & MMDA	43.81%	43.31%	41.31%
Time deposits	32.83%	34.08%	35.22%
Short term borrowing	0.15%	0.33%	2.27%
FHLBI advances	1.20%	1.34%	1.50%

Average interest bearing liabilities	77.99%	79.06%	80.30%

Earning asset ratio	94.51%	93.99%	93.25%
Free-funds ratio	22.01%	20.94%	19.70%

Provision for Loan Losses

     The provision for loan losses decreased to $1,190,000 in 2004 compared to $1,270,000 in 2003 and $625,000 in 2002. At year end, the ratio of allowance for loan loss to loans was 1.79%, compared to 1.72% in 2003 and 1.77% in 2002. The slight dollar decrease in 2004 was deemed appropriate considering the allowance adequacy analysis which showed that the balance in the allowance was adequate to cover anticipated losses. While the level of nonperforming loans and impaired loans decreased in 2004, management feels the allowance is appropriate due to higher balances of watch commercial loan credits in 2004.

FNBH BANCORP, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis

December 31, 2004, 2003, and 2002

Noninterest Income

     Noninterest income, which includes service charges on deposit accounts, trust income, loan fees, other operating income, and gain (loss) on sale of assets and securities transactions, increased approximately $236,000 (6.1%) in 2004 compared to 2003 and increased $254,000 (7.0%) in 2003 compared to 2002. The primary reason for the increase in noninterest income was other income which increased $402,000 in 2004 from 2003 due to the recognition in 2004 of a nonrecurring $299,000 gain deferred in 2003 on the disposition of properly held for sale and higher than normal gains on the sale of foreclosed real estate. Service charge and other fee income increased to $3,319,000 (5.8%) in 2004 and to $3,136,000 (5.5%) in 2003. The 2004 increase was due primarily to the recovery of a mortgage servicing right impairment recorded in 2003. The 2003 increase from 2002 was due to the increase in deposits and loans. Trust income decreased $40,000 in 2004 and increased $85,000 in 2003. Trust income in 2003 included nonrecurring income of approximately $42,000. The $69,000 gain realized on the sale of real estate mortgage loans was $305,000 lower than the gains recognized in 2003, which were $42,000 lower than the gains recognized in 2002. Sales volume was down approximately $19,400,000 as mortgage rates began to rise in the latter part of 2003 and refinancing activity decreased. Sales volume in 2003 was approximately $900,000 lower than 2002. Management expects the volume of loans sold and the corresponding gain on sold loans to remain relatively constant in 2005. There were no security sales in 2004; there was a small gain of $4,000 in 2003 related to the call of a security. From time to time, securities were sold in 2002 to improve the Corporation’s liquidity position. Included in noninterest income were gains totaling $37,000 related to those sales.

Noninterest Expense

     Non-interest expense totaled $13,300,000 in 2004, a 3.4% increase over expenses of $12,800,000 in 2003, and a 9.1% increase over expenses of $11,800,000 in 2002. The most significant component of non-interest expense is salaries and benefits. In 2004, salaries and benefits expense increased 2.7% to $7,200,000, due to salary increases, new positions and increased health care costs. Management expects costs to continue to increase in 2005 due to new positions, the filling of open positions as of December 31, 2004 and increased benefit costs. In 2003, salaries and benefits expense increased 9.4% to $7,000,000 due to the combined effects of salary increases, increased cost of medical insurance, and an increase in the employee profit sharing expense. Occupancy expense increased $157,000 (16.4%) in 2004 primarily due to the costs of new facilities and increased maintenance and utility costs. In 2003, occupancy expense increased 7.5% to $958,000 the result of costs associated with a new branch and operations center. Equipment expense decreased $144,000 (14.2%) in 2004 over 2003. The decrease is attributable to lower software amortization costs and lower equipment maintenance costs. In 2003, equipment expense increased 16.4% to $1,008,000 due to the cost of equipping new facilities. In 2004, professional and service fees increased $399,000 (32.6%) due to increased costs associated with increased accounting fees due to the Sarbanes-Oxley Act, and increased personnel costs related to recruitment and staff development. In 2003, these costs decreased by $53,000 (4.2%) from 2002. Advertising expense decreased $83,000 (27.2%) in 2004 due to fewer loan and deposit marketing campaigns. In 2003, advertising expense also decreased 12.6% to $305,000 for the same reasons. Other expense decreased $91,000 (4.5%) due to a $130,000 write down of the Challis road property held for sale in 2003, net of increased loan and collection expenses in 2004.

Federal Income Tax Expense

     Fluctuations in income taxes resulted primarily from changes in the level of profitability and in variations in the amount of tax-exempt income. Income tax expense increased $174,000 to $2,728,000 (6.8%) in 2004 and decreased $74,000 to $2,554,000 (2.8%) in 2003. Although income tax expense increased, the effective rate remained at 30% in 2004 and 2003. For further information see Note 12 “Federal Income Taxes” in Notes to Consolidated Financial Statements.

Critical Accounting Policies

     Our accounting and reporting policies are in accordance with accounting principles generally accepted within the United States of America and conform to general practices within the banking industry. Accounting and reporting policies for the allowance for loan losses is deemed critical since it involves the use of estimates and requires significant management judgments. Application of assumptions different from those that we have used could result in material changes in our financial position or results of operations.

     Our methodology for determining the allowance and related provision for loan losses is described above in “Financial Condition — Loans”. In particular, this area of accounting requires a significant amount of judgment because a multitude of factors can influence the ultimate collection of a loan or other type of credit should the factors noted above and as described in Note 1 in

FNBH BANCORP, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis

December 31, 2004, 2003, and 2002

Notes to Consolidated Financial Statements differ from out assumptions (for example, an increase in past due loans, deterioration of the economy), our allowance for loan losses would likely be adversely impacted. It is extremely difficult to precisely measure the amount of losses that may be inherent in our loan portfolio. We attempt to accurately quantify the necessary allowance and related provision for loan losses, but there can be no assurance that our modeling process will successfully identify all of the losses inherent in our loan portfolio. As a result, we could record future provisions for loan losses that may be significantly different from the levels that we have recorded.

Impact of New Accounting Standards

See Note 27 “Impact of New Accounting Standards” in Notes to Consolidated Financial Statements for discussion of new accounting standards and their impact.

	SUMMARY FINANCIAL DATA
	(in thousands, except per share data)
	2004	2003	2002	2001	2000
Income Statement Data:
Interest income	$24,992	$24,856	$25,729	$27,095	$26,047
Interest expense	5,606	6,167	8,017	10,861	10,042
Net interest income	19,386	18,689	17,712	16,234	16,005
Provision for loan losses	1,190	1,270	625	900	1,200
Noninterest income	4,110	3,874	3,621	3,120	2,604
Noninterest expense	13,287	12,848	11,775	11,061	10,188
Income before tax	9,019	8,445	8,933	7,393	7,221
Net income	6,291	5,891	6,304	5,220	5,106
Per Share Data(1):
Basic net income per share	$1.98	$1.86	$2.00	$1.66	$1.63
Diluted net income per share	1.97	1.86	2.00	1.66	1.63
Dividends paid	0.72	0.68	0.63	0.60	0.58
Weighted average basic shares outstanding	3,185,025	3,162,836	3,152,739	3,141,118	3,132,780
Weighted average diluted shares outstanding	3,186,142	3,162,836	3,152,739	3,141,118	3,132,780
Balance Sheet Data:
Total assets	456,603	449,818	420,686	392,978	348,363
Loans, net	357,377	347,086	327,117	286,280	255,414
Allowance for loan losses	6,400	5,958	5,794	5,668	5,193
Deposits	399,263	399,073	374,072	351,669	310,214
Shareholders’ equity	45,716	41,235	37,580	32,404	28,887
Ratios:
Dividend payout ratio	36.34%	36.51%	31.40%	36.12%	35.29%
Equity to asset ratio	9.71%	9.32%	8.80%	8.69%	8.68%

(1)	Per share data for 2000 — 2002 has been restated to give effect to the two-for-one stock split, payable as a dividend of one share for each share of the Corporation’s stock held of record July 1, 2002, paid July 10, 2002.

FNBH BANCORP, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis

December 31, 2004, 2003, and 2002

STOCK AND EARNINGS HIGHLIGHTS

     There is not an established trading market for the Corporation’s Common Stock. Information regarding its market price can be obtained on the internet at nasdaq.com, symbol FNHM. There is one market maker for the stock. There are occasional direct sales by shareholders of which the Corporation’s management is generally aware. It is the understanding of the management of the Corporation that over the last two years the Corporation’s Common Stock has sold at a premium to book value. From January 1, 2003, through December 31, 2004, there were, so far as the Corporation’s management knows, a total of 264,280 shares of the Corporation’s Common Stock sold. The price was reported to management in some of these transactions; however there may have been other transactions involving the Corporation’s stock at prices not reported to management. During 2004, the highest and lowest prices known to management, involving sales of more than 100 shares, were $32.00 and $26.00 per share, respectively.

     As of March 1, 2005, there were approximately 940 holders of record of the Corporation’s Stock. The following table sets forth the range of high and low sales prices of the Corporation’s Common Stock during 2003 and 2004, based on information made available to the Corporation, as well as per share cash dividends declared during those periods. Although management is not aware of any transactions at higher or lower prices, there may have been transactions at prices outside the ranges listed in the table.

     Sales prices, for sales involving more than 200 shares, and dividend information for the years 2003 and 2004 are as follows:

	Sale Prices
2003	High	Low	Cash Dividends Declared
First Quarter	$25.00	$23.00	$0.17
Second Quarter	$25.00	$24.00	$0.17
Third Quarter	$31.00	$24.00	$0.17
Fourth Quarter	$27.50	$25.25	$0.17

	Sale Prices
2004	High	Low	Cash Dividends Declared
First Quarter	$29.98	$26.00	$0.17
Second Quarter	$31.50	$27.00	$0.17
Third Quarter	$31.25	$27.55	$0.19
Fourth Quarter	$32.00	$28.50	$0.19